UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): August 25, 2006

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (**318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

On August 25, 2006, Cleco Corporation (the "Company") entered into a Separation and General Release Agreement (the "Separation Agreement") with R. O'Neal Chadwick, Jr., the Company's Senior Vice President and General Counsel. The Separation Agreement was effective as of August 14, 2006.

The Separation Agreement confirms specific amounts and arrangements provided for in Mr. Chadwick's Executive Employment Agreement dated October 25, 2002, including severance pay, representing post-separation wages, in the amount of $225,000; relocation assistance and the purchase of his principal residence, if elected by Mr. Chadwick; and payment of an amount equal to premiums due under the Company's group medical plan. The Separation Agreement also contains provisions specifying vesting, lapse of restrictions and related matters with respect to awards to Mr. Chadwick under the Company's 2000 Long-Term Incentive Compensation Plan and Supplemental Executive Retirement Plan in accordance with the terms of such plans. The Separation Agreement also provides for the payment of additional consideration in the aggregate amount of $126,250, contingent upon the effectiveness of a release and waiver in favor of the Company.

The foregoing description of the Separation Agreement is qualified in its entirety by reference to the Separation Agreement, which is incorporated herein by reference and attached hereto as Exhibit 10.1.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

The following exhibit is filed herewith:

Separation Agreement with R. O'Neal Chadwick, Jr.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: August 29, 2006

By: /s/ R. Russell Davis
R. Russell Davis
Vice President and
Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
10.1	Separation Agreement with R. O'Neal Chadwick, Jr.